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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2002

Commission File Number 0-22628

ARCADIS N.V. (Translation of registrant's name into English)
Utrechtseweg 68, 6812 AH, Arnhem, the Netherlands (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No ☒

If "Yes" is marked, indicate below, the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

[LETTERHEAD OF ARCADIS]

PRESS RELEASE

FOR IMMEDIATE RELEASE

Arnhem, the Netherlands, November 5, 2002

ARCADIS NV ANNOUNCES RESULTS FOR THIRD QUARTER AND
FIRST NINE MONTHS OF 2002

ARCADIS (Nasdaq: ARCAF; Euronext: ARCAD) today reported results for the third quarter and nine-month period ended September 30, 2002.

ARCADIS realized an increase of 7% in net income from operations in the third quarter of 2002 to EUR 5.6 million, despite the impact of exchange rates of the U.S., Brazilian and Chilean currencies which was negative to the amount of 6%. The acquisition in France contributed to profits for the first time. Operating income rose by 12%. Gross revenue of EUR 198.3 million was at almost the same level as last year, also due to exchange rate developments.

In the first nine months of 2002, net income from operations rose 8%. Excluding exchange rate effects, net income from operations rose 11%. The operational margin (operating income as a percentage of net revenue) rose to 6.9% in the nine-month period, compared to 6.3% in 2001.

In early August, the acquisition of FC International (FCI) was completed. FCI is a French-based company with 800 employees, who deliver consulting and engineering services in the infrastructure and environmental markets. With gross revenues of EUR 60 million, 70% of which in France, the company belongs to the top 5 in the French market. The price for this acquisition was EUR 12 million, of which EUR 4.7 million was goodwill. This acquisition has been consolidated into the ARCADIS figures as of July 1, 2002.

Financial Highlights

	3rd quarter			1st nine months
Amounts in millions of euros unless otherwise stated
	2002	2001	increase	2002	2001		increase
Gross revenues	198.3	199.9	-1%	593	582		2%
Operating income[1]	9.3	8.3	12%	29.6	26.3		12%
Net income from operations[1]	5.6	5.1	7%	16.3	15.0		8%
Net income from operations per share (in EUR)[2]	0.27	0.25	7%	0.80	0.74		8%
Net income	5.5	5.1	6%	16.1	15.0	[3]	7%
Net income per share (in EUR)[2]	0.27	0.25	6%	0.79	0.74		7%

1)
Before amortization of goodwill and excluding extraordinary results.

2)
Calculated on the basis of 20.3 million shares outstanding in both 2001 and 2002.

3)
Excluding an extraordinary gain of EUR 2 million resulting from the sale of a non-consolidated company.

Analysis

The slight decline of gross revenues in the third quarter of 1% was the result of a negative impact from exchange rates of 5%, a positive contribution from acquisitions of 7% and an autonomous decline of 3%. This autonomous decline was predominantly caused in the Company's Dutch contracting-activities, as discussions about tendering are leading to delays in project assignments and associated margin pressure. The Company's Dutch-based consulting activities contributed to autonomous growth, particularly due to positive developments in rail infrastructure. In Europe, activities in Belgium and

Spain experienced healthy growth, while in South America autonomous growth rates were also maintained. In the United States, the slight decline of the first half year carried through in the third quarter as the growth in infrastructure and environmental activities was insufficient to make up for the lower level of activities in the buildings and telecom markets.

Because the decline in gross revenues mainly occurred in the contracting activities (with a large portion of services by third parties) the development of net revenue was more favorable in the quarter. This grew by 8% of which 5% was autonomous growth. In the first nine months the growth rate of both gross and net revenue came out to 2%. Because the contribution from acquisitions was offset by the negative currency-effect, autonomous growth for this period also amounted to 2%.

Commenting on the results, ARCADIS' Chairman Harrie Noy said: "As economic recovery is not materializing and market circumstances as a result are getting more difficult, we see autonomous growth flattening. The strong decline in contracting activities in the Netherlands is in part the result of our policy to further concentrate our activities in this field on segments of the market which offer good opportunity for added value, based on our specialist know-how and project management skills. Despite lower autonomous revenue growth and negative currency-effects it is encouraging to note that profits remained at a good level, thanks to the margin improvement that was achieved. In addition, the acquisition in France contributed to the growth in revenues and earnings."

Market Developments

The figures listed below are based on gross revenue calculations and, except where otherwise stated, refer to the first nine months of 2002 compared to the same period last year.

  •
  Infrastructure:  The infrastructure segment accounted for 51% of total gross revenues, and is the most important growth market for ARCADIS. Growth amounted to 10%, of which 9% was autonomous. The above mentioned decline in contracting activities in the Netherlands had a negative effect on growth in the third quarter. Excluding this effect, growth amounted to 13% of which 12% was autonomous. In the consultancy activities, growth occurred across the board. In the United States, the growth was somewhat hampered in the third quarter due to pressure on investment budgets of the states, resulting from lower tax income.

  •
  Environment:  The environmental segment generated 28% of total revenues. Here, exchange rate declines and the earlier divestment of the composting activities caused a decline in gross revenues of 1%. Autonomous growth amounted to 3% and was almost entirely achieved in the United States. Here autonomous growth in the third quarter was lower as a result of a lower level of third party services. Net revenues, however, grew at a good level of 9%.

  •
  Buildings:  In this segment (12% of total gross revenues) gross revenues declined by 4% predominantly due to declines in capital investments which occurred last year. The third quarter was the first quarter in quite some time that revenues in this segment increased. The continued growth in the contributions from Belgium and Spain, combined with assignments in the automotive industry in the United States, which were won earlier this year, yielded an increase in the activity level.

  •
  Communications:  The decline in this segment (9% of total revenues) amounted to 21% and can be almost fully attributed to declines in telecom activities and property valuations which date back to last year. In Spain a small, loss-making unit was sold. Telecom activities further declined in the third quarter, particularly in the United States. In the Netherlands, a new round of property valuations has started.

In the first nine months of 2002, 38% of revenues were generated in North and South America (2001: 40%), while the Netherlands contributed 36% (2001: 38%), other European countries 20% (2001: 18%)

and the rest of the world 6% (2001: 4%). The shift in the geographical distribution of revenues was mainly caused by the acquisition of FCI.

Projects

In the third quarter of 2002 ARCADIS worked on several projects, including:

Infrastructure:

  •
  Design and engineering for the new southern bypass of the Mulhouse area in France;

  •
  Project management for data collection, design and construction of measures to reduce potential floodings in the German state of Saxony.

Environment:

  •
  The award of a two-year on-call environmental engineering services agreement by the Environmental Affairs Office of the Washington State Department of Transportation;

  •
  For a client in the mining sector in Chile, ARCADIS provides environmental management support and environmental consultancy. During a two-year contract, ARCADIS employees will work at the environmental unit of the client's office.

Buildings

  •
  Redesign, integrated consulting and project management within the framework of re-use of Unilever's former Corporate Center, supplier of fast-moving consumer goods in the Dutch city of Rotterdam;

  •
  Design of a new terminal with a minimum capacity of 3,000 passengers for airport Charleroi—Brussels South in Belgium.

Communications

  •
  U.S. and Spanish ARCADIS employees work together on the development of a geographical information system to map pipelines for Progress Energy in the United States;

  •
  In the Netherlands, ARCADIS participates in a local broadband pilot in which the feasibility of a First-mile® fiber network is investigated and, in another pilot, testing the possibilities for wireless LAN applications on trains.

Outlook

The continued insecurity surrounding the economic recovery caused governments to reduce spending and private sector parties to show restraint where it comes to investments. Although demand in the infrastructure market is still at a good level and many projects have long-term characteristics, discussions with regard to tendering procedures are causing project delays in the Dutch market, while in the United States the budgets of the individual states are under pressure. The good position ARCADIS has in the U.S. environmental market continues to offer an opportunity for further growth of market share, also from the government. Here the acquisition of several patents from Green World Science offers room for growth in the mining and metals industries. In the buildings segment in the United States, a higher level of activities and requests for proposals has been experienced. True recovery, however, still depends on future economic developments. The market for telecommunications is not expected to improve before 2004. Demand for geographical information systems is rising.

Chairman Noy concluded: "The continued economic insecurity is putting pressure on the level of autonomous growth. This increases the need to develop new activities which can contribute to growth, based on the solid position we have as ARCADIS and on the potential for synergies. An example is the joint venture that was started with Aqumen to offer services in the area of facility management. In addition, we will continue our policy directed at margin improvement and cost controls. The negative translation effects from currency declines on the results for the year 2002 are expected to be compensated for by the contribution from acquisitions. Barring unforeseen circumstances, we expect net income from operations for full year 2002 to grow by 5% to 7%."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate EUR 850 million in annual revenues. There are 8,500 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten, *31-26-3778604, e-mail: j.slooten@arcadis.nl

—tables follow—

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN EUR

Amounts × 1 million, except per share Amounts in accordance with NL-GAAP	Third quarter 2002	Third quarter 2001	Nine months 2002	Nine months 2001
Gross revenues	198.3	199.9	593.0	581.8
Materials, services of third parties	55.6	67.6	166.7	163.8

Net revenues	142.7	132.3	426.3	418.0
Operational cost	129.3	120.3	385.0	380.3
Depreciation	4.1	3.7	11.7	11.4

Operating income	9.3	8.3	29.6	26.3
Financing income/expenses net	(0.5)	(0.4)	(1.4)	(1.9)

Income before taxes	8.8	7.9	28.2	24.4
Taxes	(3.1)	(2.7)	(10.5)	(8.9)

Income after taxes	5.7	5.2	17.7	15.5
Income non-consolidated companies	0.2	0.1	0.2	0.3

Group income after taxes	5.9	5.3	17.9	15.8
Minority interest	(0.3)	(0.2)	(1.6)	(0.8)

Net income from operations	5.6	5.1	16.3	15.0
Amortization goodwill	(0.1)	0.0	(0.2)	0.0
Extraordinary items after taxes	—	—	—	2.0

Net income	5.5	5.1	16.1	17.0
Net income per share 1)	0.27	0.25	0.79	0.84
Net income from operations per share	0.27	0.25	0.80	0.74
Number of shares outstanding (thousands)	20,297	20,282	20,297	20,282
1)
Net income per share is based on the weighted average number of outstanding shares.

*)
Adjusted for comparison reasons.

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN US$

Amounts × 1 million, except per share Amounts in accordance with NL-GAAP	Third quarter 2002	Third quarter 2001	Nine months 2002	Nine months 2001
Gross revenues	195.0	177.8	549.3	520.2
Materials, services of third parties	54.7	60.2	154.6	146.3

Net revenues	140.3	117.6	394.7	373.9
Operational cost	127.2	106.9	356.5	340.2
Depreciation	4.0	3.3	10.8	10.2

Operating income	9.1	7.4	27.4	23.5
Financing income/expenses net	(0.5)	(0.4)	(1.3)	(1.7)

Income before taxes	8.6	7.0	26.1	21.8
Taxes	(3.0)	(2.4)	(9.7)	(7.9)

Income after taxes	5.6	4.6	16.4	13.9
Income non-consolidated companies	0.2	0.1	0.2	0.3

Group income after taxes	5.8	4.7	16.6	14.2
Minority interest	(0.3)	(0.1)	(1.5)	(0.7)

Net income from operations	5.5	4.6	15.1	13.5
Amortization goodwill	(0.1)	0.0	(0.1)	0.0
Extraordinary items after taxes	—	0.0	—	1.7

Net income	5.4	4.6	15.0	15.2
Net income per share 1)	0.27	0.23	0.74	0.75
Net income from operations per share	0.27	0.23	0.74	0.67
Number of shares outstanding (thousands)	20,297	20,282	20,297	20,282
Dollar exchange rate 1st quarter EUR 1=			$0.88	$0.92
Dollar exchange rate 2nd quarter EUR 1=			$0.92	$0.87
Dollar exchange rate 3rd quarter EUR 1=			$0.98	$0.89
Dollar exchange rate 4th quarter EUR 1=				$0.90
1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN EUR

Amounts × 1 million Amounts in accordance with NL-GAAP	September 30, 2002	December 31, 2001
ASSETS
Fixed assets *)	59.7	51.8
Current assets	268.6	258.2

TOTAL	328.3	310.0

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	150.2	144.0
Long term debt	24.0	22.0
Provisions	18.1	13.1
Total equity	136.0	130.9

TOTAL	328.3	310.0

*) Including capitalized goodwill	5.8	1.6
CHANGES IN SHAREHOLDERS' EQUITY IN EUR
Amounts × 1 million Amounts in accordance with NL-GAAP
Shareholders' equity at January 1, 2002	124.8
Changes:
Net income current year	16.1
Stock purchase plans	0.2
Purchase own stock	(3.2)
Exchange rate differences	(8.6)

Shareholders' equity at September 30, 2002	129.3

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN US$

Amounts × 1 million Amounts in accordance with NL-GAAP	September 30, 2002	December 31, 2001
ASSETS
Fixed assets *)	58.8	45.6
Current assets	264.8	227.6

TOTAL	323.6	273.2

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	148.1	126.9
Long term debt	23.6	19.4
Provisions	17.9	11.5
Total equity	134.0	115.4

TOTAL	323.6	273.2

*) Including capitalized goodwill	5.7	1.5
Calculated with US dollar rate of EUR 1.00 = US$:	0.99	0.88
CHANGES IN SHAREHOLDERS' EQUITY IN US$
Amounts × 1 million Amounts in accordance with NL-GAAP
Shareholders' equity at January 1, 2002	110.0
Changes:
Net income current year	15.0
Stock purchase plans	0.2
Purchase own stock	(3.3)
Exchange rate differences	5.6

Shareholders' equity at September 30, 2002	127.5

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT in EUR

Amounts × 1 million Amounts in accordance with NL-GAAP	Nine months 2002	Nine months 2001
Net income	16.1	17.0
Depreciation	11.8	11.4

Gross cash flow	27.9	28.4
Net working capital	(30.5)	(11.6)
Other changes	4.8	5.6

Total operational cash flow	2.2	22.4
Investments (net) in:
(In)tangible fixed assets	(9.5)	(10.5)
Purchase own shares	(3.2)	—
Acquisitions/divestments	(11.2)	(2.1)
Total financing activities	(0.3)	(10.9)

Change in cash and equivalents	(22.0)	(1.1)

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT in US$

Amounts × 1 million Amounts in accordance with NL-GAAP	Nine months 2002	Nine months 2001
Net income	15.0	15.2
Depreciation	11.0	10.2

Gross cash flow	26.0	25.4
Net working capital	(30.1)	(10.6)
Other changes	4.6	5.1

Total operational cash flow	0.5	19.9
Investments (net) in:
(In)tangible fixed assets	(9.4)	(9.7)
Purchase own shares	(3.2)	—
Acquisitions/divestments	(11.0)	(2.0)
Total financing activities	1.4	(9.1)

Change in cash and equivalents	(21.7)	(0.9)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V. (Registrant)
Date 5-November, 2002	By:	/s/ MR. H.L.J. NOY (Signature)* Mr. H.L.J. Noy Chairman of the Executive Board
*
Print the name and title of the signing officer under his signature.

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ARCADIS NV ANNOUNCES RESULTS FOR THIRD QUARTER AND FIRST NINE MONTHS OF 2002
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